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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                      87927W10
    (Title of class of securities)                            (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               SEPTEMBER 27, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 6 Pages)




NY2:\1082278\03\N73@03!.DOC\67793.0060

--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 2 of 10
--------------------------------------------------------------                -----------------------------------------------------
---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   ---------------------------------------------------------------------------- ------------------------------
             4          SOURCE OF FUNDS:                                                             BK, WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                          2,891,656,682
                                                                                                                 (See Item 5)
                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                     2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                 2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          54.96%
                                                                                                                  (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------




--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 3 of 10
--------------------------------------------------------------                -----------------------------------------------------

---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   -----------------------------------------------------------------------------------------------------------
             4          SOURCE OF FUNDS:                                                             WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                           See Item 5

                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                      See Item 5

---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------


                     This Amendment No. 3 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                     Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

ITEM 2.  IDENTITY AND BACKGROUND

                     On September 27, 2001, Messrs. Roberto Burini, Sergio Lamacchia and Claudio De Conto resigned from the Board of Directors of the Purchaser, and the following persons were appointed to fill the resulting vacancies: Dr. Lino Benassi (a nominee of BCI), Dr. Alessandro Profumo (a nominee of UCI) and Dr. Alberto Pirelli (a nominee of Pirelli). Information concerning each of these directors will be filed by amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Pursuant to the Agreement with Bell Shareholders, the first closing under the Purchase Agreement occurred on September 27, 2001. The Purchaser purchased from Bell 552,000,000 of the Olivetti Shares covered by the Purchase Agreement for an aggregate price of euro 2,304,600,000 (including interest in the amount of euro 8,832,379.50 as required to be paid pursuant to the Purchase Agreement). The Purchaser obtained the necessary funds from aggregate capital contributions of euro 2,309,000,044 received on September 27, 2001. 80% of the capital contribution was received from Pirelli, and the remaining 20% was received from Edizione Holding. The funds contributed by Pirelli to the Purchaser were derived from available cash on hand.

                     Pursuant to the New Partners Agreement, on September 28, 2001, each of UCI and BCI purchased from Pirelli shares of the Purchaser representing 10% of the Purchaser's then share capital (and one-eighth of the number of shares of the Purchaser held by Pirelli prior to giving effect to such purchases) for euro 350,900,006.40. After giving effect to such purchases, the share capital of the Purchaser is held by Pirelli, Edizione Holding, UCI and BCI, respectively, in the following proportions: 60%, 20%, 10% and 10%.

                     On September 27, 2001, the shareholders of the Purchaser approved the terms of a loan to the Purchaser to be made by Bell on the Second Closing Date (certain terms of which were described in Item 3 of Amendment 2 to the Statement on Schedule 13D) and also approved the terms of a loan to be made to the Purchaser by MPS, pursuant to which, on the Second Closing Date, MPS will purchase from the Purchaser zero-coupon bonds in the aggregate principal amount of euro 260,000,000. The bonds, which will be discounted to yield an annual rate of return of 3% per annum, will mature on the fifth anniversary of the Second Closing Date. At maturity, the principal amount of the bonds is to be repaid in cash or, at MPS's option, by delivery of a number ordinary shares of TIM ("TIM Shares"). Any TIM Shares used to repay the principal amount of the bonds would be procured by the Purchaser on the market, rather than being obtained from Telecom Italia's holding of TIM Shares. This loan will form part of the financing of the euro equivalent of between Lit. 1 billion and 1.5 billion that MPS has committed to use its best endeavors to arrange for the Purchaser (as described in Item 3 of Amendment 2 to the Statement on Schedule 13D).

ITEM 4.  PURPOSE OF TRANSACTION

                     On September 27, 2001, the Board of Directors of Olivetti accepted the resignations of Mr. Pier Luigi Fabrizi, Mr. Luigi Lucchini and Ms. Piera Rosiello and appointed the following persons as directors and officers of
Olivetti: Mr. Marco Tronchetti Provera (as Deputy Chairman), Mr. Gilberto Benetton (as Deputy Chairman) and Mr. Carlo Buora (as Chief Executive Officer, which position will be held jointly with the incumbent Chief Executive Officer, Mr. Enrico Bondi).

                     On the same date, the Board of Directors of Telecom Italia appointed each of Messrs. Tronchetti Provera, Benetton and Buora as directors of Telecom Italia, and Mr. Tronchetti Provera as Chairman, and Mr. Benetton as Deputy Chairman.

                     Also on September 27, 2001, Olivetti and Telecom Italia issued a joint press release, a copy of which is filed as Exhibit 11, outlining their industrial and financial plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                     11. Joint Press Release, dated September 27, 2001, issued by Olivetti and Telecom Italia [English translation]

                                    SIGNATURE

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: October 1, 2001

                                 PIRELLI S.p.A.

                                 By: /s/ Anna Chiara Svelto
                                     ------------------------------------------
                                     Name: Anna Chiara Svelto
                                     Title: Attorney-in-fact




                                 OLIMPIA S.p.A.

                                 By: /s/ Luciano Gobbi
                                     ------------------------------------------
                                     Name: Luciano Gobbi
                                     Title: Director and Attorney-in-fact

                                 EXHIBIT INDEX



     Exhibit No.                          Description
     -----------                          -----------


         11. Joint Press Release, dated September 27, 2001, issued by Olivetti and Telecom Italia [English translation]